Exhibit 99.1

Amsterdam, 11 September 2018

Koos Timmermans to step down as CFO and member of the Executive Board of ING Group

ING announced today that Koos Timmermans will step down from his position as chief financial officer and member of the Executive Board of ING Group and will leave the company. His resignation follows the announcement on 4 September 2018 of the settlement regarding shortcomings in the execution of customer due diligence policies to prevent financial economic crime at ING Netherlands. During the investigated period (2010-2016) Koos Timmermans was a member of the Management Board Banking and for several years end-responsible for ING Netherlands. In light of these circumstances and in consultation with the Supervisory Board, Koos Timmermans will step down.

“We deeply regret the shortcomings found and take this matter very seriously,” said Hans Wijers, chairman of the Supervisory Board of ING. “Given the seriousness of the matter and the many reactions among stakeholders since the announcement and in the interest of the bank, we came to the conclusion it is appropriate that responsibility is taken at Executive Board level. We have a serious task ahead of us and the Executive Board is fully committed to completing the various initiatives we have started at ING Netherlands to further strengthen our handling of compliance risks.”

“We want to thank Koos for his many years of dedication to ING. His efforts to align the bank’s balance sheet with new and upcoming regulation have strongly contributed to the robust financial foundation ING has today. On behalf of all at ING, we wish him all the best in his future endeavours.”

Koos Timmermans joined ING in 1996 and was a member of the executive team since 2007 when he was appointed as the company’s first chief risk officer on the Executive Board. In 2011 he became vice-chairman of the Management Board Banking. In 2014 he assumed responsibility for the Market Leaders division. He was appointed chief financial officer in 2017.

The search process for a successor for Koos Timmermans has been started. In order to facilitate an orderly transition, Koos Timmermans has agreed to remain in his position until the succession process, including approval by regulators and shareholders, has been completed.

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ING PROFILE

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 52,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA AS, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING’s strategy, evidenced by ING’s ranking as a leader in the banks industry group by Sustainalytics. ING Group shares are included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World), where ING is also among the leaders in the banks industry group.

IMPORTANT LEGAL INFORMATION

Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/ 2014.

Projects may be subject to regulatory approvals.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) potential consequences of European Union countries leaving the European Union or a break-up of the euro, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (5) changes affecting interest rate levels, (6) changes affecting currency exchange rates, (7) changes in investor and customer behaviour, (8) changes in general competitive factors, (9) changes in laws and regulations and the interpretation and application thereof, (10) geopolitical risks and policies and actions of governmental and regulatory authorities, (11) changes in standards and interpretations under International Financial Reporting Standards (IFRS) and the application thereof, (12) conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions and methodologies including changes in valuation of issued securities and credit market exposure, (13) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (14) changes in credit ratings, (15) the outcome of current and future legal and regulatory proceedings, (16) operational risks, such as system disruptions or failures, breaches of security, cyber attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business, (17) the inability to protect our intellectual property and infringement claims by third parties, (18) the inability to retain key personnel, (19) business, operational, regulatory, reputation and other risks in connection with climate change, (20) ING’s ability to achieve its strategy, including projected operational synergies and cost-saving programmes and (21) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com. Many of those factors are beyond ING’s control.

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